EXHIBIT 99.1

Equinor ASA: Notifiable trading

The following primary insider has on 13 August 2019 acquired shares in Equinor ASA (OSE: EQNR, NYSE: EQNR) at a share price of NOK 149.45 in connection with the company’s long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20-30 per cent depending on the individual’s position. On behalf of the participant, the company acquires shares to the net annual amount. The grant is subject to a three-year lock-in period.

Number of acquired shares and new total shareholding:

Pål Eitrheim, executive vice president

Shares allocated to primary insider: 784
New shareholding primary insider: 13,302
New total shareholding: 13,302

The trade has been made through DNB Markets.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act